Filed by Tornier N.V. (SEC File No.: 001-35065)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

SEC File No.: 001-35823

Date: October 27, 2014

WRIGHT TORNIER FOCUSED EXCELLENCE www.wmt.com www.tornier-us.com Home About Us Healthcare Community Investors News Contact Us Creates the Premier High-Growth Extremities-Biologics Company with Comprehensive Upper and Lower Extremity Product Portfolio and Broad Global Reach

Key Investor Highlights Healthcare Community learn more about our leadership in upper and lower extremeties OCTOBER 27, 2014 Wright Medical Group, Inc. and Tornier N.V. Agree to Merge Creating Premier High-Growth Extremities-Biologics Company Combination Will Offer Comprehensive Upper and Lower Extremity Product Portfolio.... Investor Presentation Downloads Wright Medical Group, Inc. and Tornier N.V. Agree to Merge PDF 450.33Kb READ ALL NEWS MORE DOWNLOADS Email Alerts Sign up to be notified whenever a new update is posted on this site sign up Transaction News pdf 450.33kb

About Us The merger of Wright Medical and Tornier will create a mid-sized growth company uniquely positioned with leading technologies and specialized sales forces in three of the fastest growing areas of orthopedics - Upper Extremities, Lower Extremities and Biologics. That leadership will be further enhanced by anticipated final U.S. Food and Drug Administration (FDA) premarket approval of Augment’ Bone Graft, adding additional depth to what will be one of the most comprehensive extremity product portfolios in the industry as well as providing a platform technology for future new product development. The highly complementary nature of the two businesses will give the combined company significant diversity and scale across a range of geographies and product categories. Wright Medical Overview > Wright Medical Leadership > Visit Wright Medical Website > Tornier Overview > Tornier Leadership > Visit Tornier Website >

Wright Medical Overview Wright Medical Wright Medical Overview Wright Medical Leadership Visit Wright Medical Website Tornier Tornier Overview Tornier Leadership Visit Tornier Website Wright Medical Group, Inc. is a specialty orthopaedic company that provides extremity and biologic solutions. The company is the recognized leader of surgical solutions for the foot and ankle market, one of the fastest growing segments in medical technology, and markets its products in over 60 countries worldwide. Since its inception, Wright has introduced a number of products that represent new standards in orthopaedic technology. From new material technologies to advanced products and instrumentation, Wright is committed to finding solutions that enable clinicians to alleviate pain and restore their patients’ lifestyles.

Wright Medical Leadership

Wright Medical

Wright Medical Overview

Wright Medical Leadership

Visit Wright Medical Website

Tornier

Tornier Overview

Tornier Leadership

Visit Tornier Website



Robert J. Palmisano
President & CEO

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Pascal E.R. Girin
Executive Vice President and Chief Operating Officer

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Lance A. Berry
Sr. Vice President & Chief Financial Officer

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Robert P. Burrows
Sr. Vice President, Operations

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Peter S. Cooke
President, International

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Kevin Cordell
President, U.S. Extremities

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William L. Griffin
Sr. Vice President & General Manager, BioMimetic

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James A. Lightman
Sr. Vice President, General Counsel and Secretary

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J. Wesley Porter
Sr. Vice President, Chief Compliance Officer

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Jason Senner
Sr. Vice President, Chief Human Resources Officer

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Julie D. Tracy
Sr. Vice President, Chief Communications Officer

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Jennifer S. Walker
Sr. Vice President, Process Improvement

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Tornier Overview Wright Medical Wright Medical Overview Wright Medical Leadership Visit Wright Medical Website Tornier Tornier Overview Tornier Leadership Visit Tornier Website Tornier designs, manufactures and markets devices for joint replacement and soft tissue repair that enable surgical specialists to improve patients’ lives by restoring motion and physical vitality. Our specialization and commitment to research, combined with a strong partnership with the world’s top orthopaedic and podiatric surgeons, inspires surgical innovation and creativity. This approach, coupled with an unrelenting focus on education and training, has produced a history of firsts including the development of pioneering implants in Europe, and the introduction of the reversed shoulder in the United States. With Tornier products in their hands, our surgeon partners throughout the world are achieving amazing results for patients.

Tornier Leadership Wright Medical Wright Medical Overview Wright Medical Leadership Visit Wright Medical Website Tornier Tornier Overview Tornier Leadership David H. Mowry Shawn T McCormick President and CEO Chief Financial Officer Read biography Read biography Kevin M. Klemz Senior Vice President, Chief Legal Officer and Secretary Read biography Visit Tornier Website Gordon W. Van Ummersen Senior Vice President, Global Product Delivery Read biography Terry M. Rich Senior Vice President, U.S. Commercial Operations Read biography Stephan Epinette Senior Vice President, International Commercial Operations Read biography Gregory Morrison Senior Vice President, Global Human Resources and HPMS

Healthcare Community Both Wright and Tornier will benefit from opportunities to accelerate growth through combined direct sales and distribution networks, a broad product portfolio and deep customer relationships. The joint products, sales and distribution talent, medical education and relationships will allow an increased focus on the needs of surgeon specialist. Similarly, patients will benefit from dedicated research and development teams that will power enhanced innovation across the combined product portfolio.

Important Additional Information and Where to Find It

In connection with the proposed merger of Torner N.V. (“Tornier”) and Wright Medical Group, Inc. (“Wright”), Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication include but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; the benefits of Wright’s Augement® Bone Graft; and the combined company’s plans, objectives, expectations and intentions with respect to future operations. Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment® Bone Graft for commercial sale in the United States; and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, file with the SEC on February 21, 2014, as well both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this communication speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.